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JAN 02 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66139

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Numis Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Fifth Avenue Fl 25
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas J Rego (Name) (212) 277-7311 (Area Code – Telephone Number) n.rego@numis.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

709 Westchester Ave (Address) Whiter Plains (City) NY (State) 10604 (Zip Code)

11/02/2005 (Date of Registration with PCAOB)(if applicable) 2468 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicholas J Rego, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Numis Securities Inc, as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title.
Chief Financial Officer

[signature]
Notary Public

PATRICIA A SMITH
NOTARY PUBLIC-STATE OF NEW YORK
No 01SM6330711
Qualified in Kings County
My Commission Expires 09-21-2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210 1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240 15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240 15c3-1, 17 CFR 240 18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240 17a-5 or 17 CFR 240 18a-7, as applicable
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240 15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240 18a-7(d)(2), as applicable.*

NUMIS SECURITIES INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2023

NUMIS SECURITIES INC.
INDEX
SEPTEMBER 30, 2023

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 F 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors
Numis Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Numis Securities Inc. as of September 30, 2023, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Numis Securities Inc. as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Numis Securities Inc.'s management. Our responsibility is to express an opinion on Numis Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Numis Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Numis Securities Inc.'s financial statements. The supplemental information is the responsibility of Numis Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Numis Securities Inc.'s auditor since 2023.
White Plains, New York
December 28, 2023

NUMIS SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2023

Assets		
Cash and cash equivalents	$	10,863,043
Cash segregated under federal and other regulations		10,000
Restricted cash - letter of credit		261,781
Receivables and deposits from broker-dealer		455,583
Research fees receivable		156,570
Income taxes receivable		131,872
Interest receivable		13,922
Receivable from clearing organizations		273,606
Receivable from parent		1,467,541
Operating lease right-of-use asset, net		2,322,118
Fixed assets, net of accumulated depreciation		198,236
Prepaid expenses		93,859
Total assets	$	16,248,131
Liabilities and stockholder's equity		
Liabilities:		
Accrued professional fees	$	200,000
Accounts payable and accrued expenses		293,956
Accrued bonus compensation		1,093,120
Operating lease liability		2,562,832
Payable to clearing organizations		83,573
Payable to broker-dealer		732
Total liabilities		4,234,213
Commitments (Note 5)		
Stockholder's equity:		
Common stock $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		13,962,994
Accumulated deficit		(1,949,176)
Total stockholder's equity		12,013,918
Total liabilities and stockholder's equity	$	16,248,131

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2023

Revenues:		
Commissions	$	4,260,266
Placing fees		2,513,826
Research		1,912,833
Foreign currency exchange gain, net		568,673
Other		285,573
Total revenues		9,541,171
Expenses:		
Employee compensation and benefits		4,935,999
Intercompany service fee		3,050,608
Occupancy		506,993
Professional fees		371,318
Communication services		278,255
Travel and entertainment		358,235
Information services		308,509
Clearance fees		180,417
Depreciation		69,267
Other		265,068
Total expenses		10,324,669
Loss before provision for income taxes		(783,498)
Provision for income taxes		-
Net loss	$	(783,498)

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2023

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-In Capital	Surplus/(Deficit)	Total
Balance, beginning of year	100	$ 100	$ 13,553,150	$ (1,165,678)	$ 12,387,572
Share-based compensation	-	-	409,844	-	409,844
Net loss	-	-	-	(783,498)	(783,498)
Balance, end of year	100	$ 100	$ 13,962,994	$ (1,949,176)	$ 12,013,918

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2023

Cash flows from operating activities		
Net loss	$	(783,498)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		69,267
Share-based compensation		409,844
Foreign currency exchange loss, net		(568,673)
Decrease/(increase) in operating assets		
Receivables and deposits from broker-dealer		(205,583)
Research fees receivable		132,129
Receivable from parent		(1,467,541)
Income taxes receivable		47,324
Interest receivable		(13,922)
Receivable from clearing organizations		7,178,074
Operating lease right-of-use asset, net		420,846
Prepaid expenses		20,477
Increase/(decrease) in operating liabilities		
Accrued professional fees		41,600
Accounts payable and accrued expenses		(57,513)
Accrued bonus compensation		35,784
Payable to parent		(830,222)
Operating lease liability		(432,103)
Payable to clearing organizations		(228,527)
Payable to broker		(32,849)
Net increase in cash and cash equivalents		3,734,914
Effect of exchange rate changes on cash and cash equivalents, cash segregated under federal and other regulations and restricted cash - letter of credit		568,673
Cash and cash equivalents, cash segregated under federal and other regulations and restricted cash - letter of credit		
Beginning of year		6,831,237
End of year	$	11,134,824
<u>**Supplemental disclosure of cash flow information**</u>		
Cash paid for interest	$	5,646
Cash paid for right-of-use assets	$	518,250
<u>**Disclosures of non-cash financing activity**</u>		
Share-based compensation	$	409,844

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

Note 1 - Description of Business:

Numis Securities Inc. (the "Company"), a Delaware corporation incorporated on July 8, 2003, is a wholly owned subsidiary of Numis Securities Limited (the "Parent"). The Company received its license from the Securities and Exchange Commission (the "SEC") on February 20, 2004. The Parent is in the investment banking and institutional stock-brokerage business and is a wholly owned subsidiary of Numis Corporation Plc ("Plc"). Plc is a United Kingdom Alternative Investments Markets listed public company on the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation. The Company, which operates solely in New York, was established to provide securities brokerage services to United States customers trading in United Kingdom and European securities. The Company clears United Kingdom and Irish listed securities through its Parent. The Company holds no customer accounts. Other securities are cleared through a separate clearing broker, StoneX Financial Inc. ("StoneX").

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid instruments and certificates of deposits with original maturities of less than three months to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with three major financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution in the United States. The Financial Services Compensation Scheme ("FSCS") provides no insurance for deposits in the United Kingdom. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institutions holding its cash. At September 30, 2023, this excess was approximately $10,363,043.

Cash Segregated Under Federal and Other Regulations

The Company has segregated cash of $10,000 under federal and other regulations in a Special Reserve Account for the exclusive benefit of Customers. This amount is presented as a separate line on the Company's Statement of Financial Condition.

Note 2 - Significant Accounting Policies (Cont'd):

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation. Depreciation expense is computed based on estimated useful lives which are three years for office equipment and technology equipment, and seven years for furniture. Depreciation of leasehold improvements is computed on a straight-line basis over the shorter of useful life of the improvement or the lease term.

Receivables and Deposits from Broker-Dealer

Receivables and deposits with broker-dealer represent cash balance on deposits with, and commissions and interest receivable from, the Company's clearing broker.

Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in statement of operations.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company has receivables and deposits from broker-dealers and clearing organizations including amounts receivable from unsettled trades, amounts receivable for securities failed to deliver and cash deposits. The Company's introduced trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

Note 2 - Significant Accounting Policies (Cont'd):

Allowance for Credit Losses (Cont'd):

The Company continually reviews the credit quality of its counterparties. Additionally, the Company has research fees receivable which are recognized upon agreement with the customer and settled within business days of invoicing. The amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. Due to the nature of these receivables, no allowance for credit losses has been recorded related to these balances.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of September 30, 2023, the Company believes it was not exposed to such risk. During the year-ended September 30, 2023, no non-related party customer accounted for 10% or more of total revenues. Refer to Note 6 for further information on related party revenue.

Revenue Recognition

The Company presents revenue from contracts with customers in accordance with FASB ASC 606.

The Company's revenues consist of commissions, placing fees, and research. For the year-ended September 30, 2023, the results were as follows:

Commissions from trading	$ 4,260,266
Placing fees	2,513,826
Research	1,912,833

Commissions Revenue

All revenues from commissions and clearing-related expenses are recorded on a trade-date basis as securities transactions occur. The trade execution performance obligation is satisfied on the trade date when the control of the financial instrument has been transferred to the customer, providing the customer with the ability to direct the use of and obtain substantially all of the remaining economic benefits from the financial instrument.

Note 2 - Significant Accounting Policies (Cont'd):

Placing Fees

Placing fees are recognized when promised goods or services are transferred to a customer for fees earned from introducing customers for private placements of securities or from firm commitment or best-efforts underwriting issuances for expected consideration for services performed on U.S. led deals, a portion of which is allocated to the Parent and to an affiliated entity Numis Europe Limited ("NEL"). Additionally, included in placing fees is the Company's share of fees earned by private placings undertaken by the Parent and by the NEL, which are computed based on the proportionate share of the fee attributed to the Company's sales effort in assisting in the placing to US customers.

Research

In addition to brokerage commissions, the Company earns compensation in the form of direct payments for the provision of third party research. Revenue is recognized once all steps of revenue recognition under ASC 606 have occurred, including that: the performance obligation of providing the research to the customer is satisfied and an agreement has been reached about the value of the research that has been provided. In addition, the Company provides research to a customer over a twelve-month period. The revenue for this arrangement is recognized over the term of the subscription. At September 30, 2023 the deferred portion has not been recognized through that date.

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

The Company's assets and liabilities denominated in foreign currencies are translated using exchange rates at September 30, 2023. Revenues and expenses are translated at the exchange rate on the date they are recognized. The impact of translation gains and losses on assets and liabilities is included as a component of revenues in the Statement of Operations.

Income Taxes

The Company accounts for income taxes in accordance with current FASB ASC 740, Income Taxes. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Note 2 - Significant Accounting Policies (Cont'd):

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded any contingent liability in the financial statements for these indemnifications.

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities Inc. (the "Plans"). The Plans are accounted for in accordance with FASB ASC 718, Compensation - Stock Compensation for share-based payments which requires companies to recognize an expense for stock-based compensation in the Statement of Operations. The Company has recorded compensation expense based on a weighted-average period over the vesting period of the awards, with the offset to additional paid-in capital, as the obligation to issue the shares will be satisfied by Plc.

Right-of-Use Asset and Operating Lease Liability

In accordance with FASB ASC 842, *Leases*, the Company has recorded on its Statement of Financial Condition a lease liability and a right-of-use asset.

Note 2 - Significant Accounting Policies (Cont'd):

Right-of-Use Asset and Operating Lease Liability (Cont'd):

The Company's operating lease arrangement is for real estate lease. Operating lease right-of-use asset represents the Company's right to use the underlying asset for the lease term and operating lease liability represents the Company's obligation to make lease payments arising from the lease. As the Company's lease does not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's operating lease arrangement may include options to extend the lease terms which the Company does not include in the determination of the minimum lease term. The expense for lease payments related to the operating lease is recognized on a straight-line basis over the lease term.

See note 5 for a summary of our rental commitments under operating leases as of September 30, 2023, and related disclosures.

Note 3 - Receivable from and Payable to Clearing Organizations:

Amounts receivable from and payable to clearing organizations at September 30, 2023, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 241,397	$ 83,572
Regular-way trades	-	-
	$ 241,397	$ 83,572

Securities failed to deliver represent receivables for securities sold that have not been delivered by the clearing organizations for which the settlement date has passed. Securities failed to receive represent payables to clearing organizations for securities purchased that have not been received for which settlement date has passed.

Regular-way trades are subject to standard settlement of trade date plus two days for UK trades, European Union trades, and US trades, and the balance is $241,397 as of September 30, 2023. These trades are presented as receivable, net of payables. These receivables are included in the Receivable from clearing organizations line on the Statement of Financial Condition.

Note 4 - Fixed Assets:

As of September 30, 2023, fixed assets consist of the following:

Note 4 - Fixed Assets (Cont'd):

Furniture and fixtures	$ 220,784
Technology equipment	395,556
Leasehold improvements	289,913
	906,253
Accumulated depreciation	(708,017)
	$ 198,236

Depreciation expense for the year-ended September 30, 2023 was $69,267 and is included in the Statement of Operations.

Note 5 – Commitments:

The Company is obligated under an operating lease for office space which expires on October 31, 2028. The Company has an option to extend the office space lease for 5 years and, if extended, lease payments will be determined at fair market value at the date of commencement of the extended lease period. The Company has not exercised this option and therefore is not included in the operating lease liability and right-of-use asset.

In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses for the base operating year. This lease also calls for a security deposit of $259,125 which was satisfied by a stand-by letter of credit which is included on the Statement of Financial Condition including accrued interest of $2,656.

Occupancy expense for the year-ended September 30, 2023 was $506,993 and is included in the Statement of Operations.

Minimum future annual rental commitment under the operating lease is as follows:

Year Ending	
September 30, 2024	$ 552,800
September 30, 2025	552,800
September 30, 2026	552,800
September 30, 2027	552,800
September 30, 2028	552,800
Thereafter	46,067
Total undiscounted lease payments	2,810,067
Less present value discount	(247,235)
Total Lease Liability	$ 2,562,832

Note 5 – Commitments (Cont'd):

Weighted Average Lease Terms	5.08
Weighted Average Discount Rate	3.75%
Cash paid for operating lease liability	$ 518,250

Note 6 – Related Party Transactions:

In the course of business, the Company acts as an agent for the Parent's clients. In return for these services, the Company receives commission revenues and research income from the Parent in accordance with terms of the allocation methodology established in the July 2004 Transfer Pricing Agreement, between the Company and the Parent, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company.

For the year-ended September 30, 2023, $665,259 of commissions revenue was allocated from the Parent related to trades between the Company's customers and the Parent, which is included in the Commissions line item, in the Statement of Operations. Additionally, $1,912,833 of research income was derived from third party customers in which the Company distributed research that was provided to the Company by the Parent.

In addition, the Company was allocated $1,575,644 as its share of fees from private placements undertaken by the Parent and private placement undertaken by the NEL of $38,182. The Company allocated to the Parent its share of fees from a U.S. private placement of $2,925,000 and $675,000 to the NEL. These fees are included in the Statement of Operations for the year-ended September 30, 2023.

In accordance with the intercompany Transfer Pricing Agreement, the Parent receives a service fee for each transaction that is recorded by the Company based on the Parent's detailed cost analysis on services performed. Services performed include equity administration and support, equity research, broking, and corporate services.

For the year ended September 30, 2023, the intercompany service fee under such an agreement was $3,050,608, which is included in the Statement of Operations. At September 30, 2023, a capital contribution of $409,844 was recorded for the shares to be issued by Plc to satisfy the share compensation expense under the restricted stock plans.

As of September 30, 2023 the Company has a receivable balance from the Parent of $832,803 in relation to these related party transactions and $634,738 in relation to sales and trading, in the total of $1,467,541.

Note 7 - Clearing Fee Agreement:

The Company has an agreement with its clearing broker, StoneX. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice.

Note 7 - Clearing Fee Agreements (Cont'd):

The termination fee is defined in the agreement as a reasonable and determinable amount agreed upon by both parties.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As of September 30, 2023, no such failure has occurred, and the Company has recorded no liabilities regarding the right.

Note 8 - Income Taxes:

The Deferred tax assets are comprised of the following:

Deferred	
Federal	$ 1,192,351
State and local	1,328,161
	2,520,512
Less: Valuation allowance	(2,520,512)
	$ -

The effective tax rate differs from the statutory federal tax rate primarily due to the recording of the valuation allowance and permanent differences related to entertainment expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. For the year ended September 30, 2023, the Company had no taxable income and therefore the Company had no income tax liability. At September 30, 2023, the Company has recorded a deferred tax asset of $2,520,512. The deferred tax asset primarily relates to net operating losses carryforwards, temporary differences associated with the deductibility of depreciation and amortization and share plan accrued expenses.

A valuation allowance is recognized against the deferred tax asset if it is more likely than not such asset will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. In evaluating our ability to recover our deferred tax assets, we considered all positive and negative evidence, including projected future taxable income, tax planning strategies, and results of recent operations.

The assumption of future taxable income requires the use of significant judgments and is consistent with plans and estimates we are using to manage the underlying businesses.

Note 8 - Income Taxes (Cont'd):

The Company evaluated objective evidence including projected future taxable income against which the deferred tax asset could be utilized and determined to record valuation allowance for the full amount. In 2023, the valuation allowance increased approximately by $268,340. Realization is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be increased in the near term if estimates of future taxable income during the carryforward period are increased. The Company had no tax liability for uncertain tax positions as of September 30, 2023.

Despite the net operating loss, the Company is subject to New York State and City taxes based on capital. During the fiscal year ended September 30, 2023, the Company recognized $35,486 of state and $11,838 of city capital taxes, which are included in other expenses in the Statement of Operations.

As of September 30, 2023, the Company has net operating loss carryforwards of approximately $6,643,000 for federal purposes, which will carry forward indefinitely, and $15,296,000 for state and local purposes that will begin expiring in 2042.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The Company files income tax returns in the United States, New York State and New York City. The returns for years ended September 30, 2020 through 2022 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the other expense line item of the Statement of Operations.

Note 9 - Restricted Stock Plans:

a) Details of restricted stock plans

During the year ended September 30, 2006 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Plc stock on the LSE. During the year ended September 30, 2008 the Company approved and made further awards pursuant to two additional plans, USRSP #2 and USRSU #1.

Both USRSP #1 and #2 plans were fully vested in the years ended September 30, 2012 and September 30, 2015, respectively. No further awards will be made under either plan. The USRSU #1 plan remains current with awards and vestings taking place during the financial year.

Note 9 - Restricted Stock Plans (Cont'd):

b) Awards during the current year-ended, September 30, 2023

USRSU #1

There were 114,608 restricted share units outstanding at the beginning of the current fiscal year that had been awarded under USRSU #1, with a weighted average price of $4.38.

One award was made to 5 individuals in December 2022 consisting of 124,425 shares under the 3 year vesting schedule at a weighted average price of $2.21.

43,690 shares vested in December 2022 under the first tranche of the awards provided in December 2020 at a weighted average price of $2.30.

As of September 30, 2023 there were 195,343 restricted share units outstanding with a weighted average exercise price of $3.46.

Compensation expense related to the USRSU #1 plan amounted to $407,507 for the year ended September 30, 2023 which is included in the Statement of Income. As of September 30, 2023 there was $8,606 of total unrecognized compensation cost related to non-vested restricted share units granted under the Plan. That cost is expected to be recognized over a weighted average period of 0.7 years.

OPTION SCHEME

The Group operates an employee option scheme which was originally formulated and approved in 2001. Under this scheme an option cannot be exercised later than the tenth anniversary after the grant date. The earliest date of exercise is usually three years after the date of grant.

There were no options exercised during the year-ended September 30, 2023. As of September 30, 2023 there were 19,762 unexercised options outstanding with a weighted average exercise price of $4.17 based on market value and $1.06 based on intrinsic value provided by Bloomberg. The awards were fully amortized before the start of the year and there was no compensation expense recorded for the year ended September 30, 2023. There were no further unrecognized compensation costs under the option plan.

Note 10 - 401(K) Profit Sharing Plan:

The Company maintains a 401(K) Profit Sharing Plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" contribution to all eligible employees. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the Plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2023 was $92,684. There were no discretionary contributions for the year ended September 30, 2023.

Note 11 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At September 30, 2023, the Company had net capital of $9,799,013 which was $9,549,013 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was 0.32 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC for other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and are limited to: (1) collection of fees for the distribution of research reports; (2) share of fees earned from private placements undertaken from the Parent; (3) share of commissions earned from the Parent for trades between the Company's customers and the Parent, and (4) fees earned from introducing customers for private placements of securities or from firm commitment or best efforts underwriting issuances.

Note 12 - Subsequent Events:

On October 13, 2023, the Company was purchased by Deutsche Bank Americas Holding Corporation ("DBAHC"). Due to this acquisition, the Company's 100 shares of Common Stock of the Parent were transferred to DBAHC. Upon these transactions becoming effective, all outstanding shares of Company's share-based compensation plan were transferred to DBAHC and became vested on the day of the acquisition. Due to this event, the amortization of the share-based compensation plan has been accelerated and additional cost of $133,933 were recognized as of September 30, 2023 in the employee compensation and benefits line item of the Statement of Operations. In addition, all outstanding shares in the total of 215,105 as of September 30, 2023 were paid by October 27, 2023 by the DBAHC and processed by the Company. As of the date of filing of this report, there are no outstanding shares to be paid to employees.

SCHEDULE I

NUMIS SECURITIES INC.
SUPPLEMENTAL SCHEDULE
AS OF SEPTEMBER 30, 2023

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity		$ 12,013,918
Accrued bonus compensation net of tax benefit		721,459
Nonallowable assets		
Research fees receivable	$ (156,570)	
Fixed assets, net of accumulated depreciation	(198,236)	
Prepaid expenses	(93,859)	
Income taxes receivable	(131,872)	
Receivable from parent	(1,467,541)	
Interest receivable	(13,922)	
Stamp duty receivable from broker	(201,604)	
Restricted Cash - Letter of credit	(261,781)	
Total nonallowable assets		(2,525,385)
Net capital before haircuts on foreign currency		10,209,992
Haircuts on foreign currency		(410,979)
Net capital		$ 9,799,013
Aggregated indebtedness		
Items included in the statement of financial condition		
Accrued professional fees		200,000
Accounts payable and accrued expenses		293,956
Operating lease liability		2,562,832
Payable to clearing organizations		83,573
Payable to broker - dealer		732
Total aggregate indebtedness		$ 3,141,093
Computation of basic net capital requirement		
Minimum net capital required (the greater of $250,000 or 6-2/3% of aggregate indebtedness)		$ 250,000
Excess net capital		$ 9,549,013
Ratio: Aggregate indebtedness to net capital		.32 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of amended Form X-17A-5 as of September 30, 2023.

NUMIS SECURITIES INC.
SUPPLEMENTAL SCHEDULE
AS OF SEPTEMBER 30, 2023

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and (ii) of the Rule.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC for other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and are limited to: (1) collection of fees for the distribution of research reports, (2) share of fees earned from private placements undertaken from the parent company, (3) share of commissions earned from the parent for trades between the Company's customers and the parent company, and (4) fees earned from introducing customers for private placements of securities or from firm commitment or best efforts underwriting issuances and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 F 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors
Numis Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Numis Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Numis Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Numis Securities Inc. stated that Numis Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Numis Securities Inc. is also filing this Exemption Report because Numis Securities Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: 1) collection of fees for the distribution of research reports, 2) share of fees earned from private placements undertaken by the parent company, 3) share of commissions earned from the parent for trades between the Company's customers and the parent company, and 4) fees earned from introducing customers for private placements of securities or from firm commitment or best efforts underwriting issuances. In addition, Numis Securities Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Numis Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Numis Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

CITRINCOOPERMAN

Citrin Cooperman & Company, LLP

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Numis Securities Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

White Plains, New York
December 28, 2023

numis

Management Statement Regarding Compliance with the Exemption Provisions of SEC Ruic 15c3-3

Numis Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (I 7 C.F.R. §240. l 7a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. the Company claimed an exemption from I7 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): paragraphs (k)(2)(i) and (k)(2)(ii),

2. for the reporting period from October 1, 2022 through September 30, 2023, the Company has met the identified exemption provisions without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.
   §240.17a-5 are limited to: (1) collection of fees for the distribution of research reports, (2) share of fees earned from private placements undertaken by the parent company, (3) share of commissions earned from the parent for trades between the Company's customers and the parent company, and

4. fees earned from introducing customers for private placements of securities or from firm commitment or best efforts underwriting issuances, and the Company (I) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Numis Securities Inc.

I, Nicholas J. Rego, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Nicholas J. Rego, CFO
December 28, 2023